

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2021

Anthony Vang
Chief Financial Officer
Securetech Innovations, Inc.
2355 Highway 36 West, Suite 400
Roseville , MN 55113

Re: Securetech Innovations, Inc.
Form S-1
Filed August 20, 2021
File No. 333-258964

Dear Mr. Vang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark at 202-551-3624 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing